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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 ------------
                                  SCHEDULE TO
                 Tender Offer Statement Under Section 14(d)(1)
          or Section 13(E)(1) of the Securities Exchange Act of 1934
                                     Under
                      The Securities Exchange Act of 1934
                         BALANCE BAR COMPANY (offeror)
                      (Name of Subject Company (issuer))
                             BB ACQUISITION, INC.
                         a wholly owned subsidiary of
                               KRAFT FOODS, INC.
   (Names of Filing Persons (identifying status as offeror, issuer or other person))
                                 ------------
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)
                                 ------------
                                   057623100
                     (Cusip Number of Class of Securities)
                               William J. Eichar
                               Kraft Foods, Inc.
                               Three Lakes Drive
                             Northfield, IL 60093
                           Telephone: (847) 646-2000
                    (Name, address and telephone number of
                     person authorized to receive notices
                and communications on behalf of filing persons)
                                   Copy to:
                            Michael G. Timmers Esq.
                               Kirkland & Ellis
                            200 East Randolph Drive
                               Chicago, IL 60601
                            Telephone: 312-861-2000
                           CALCULATION OF FILING FEE
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
           Transaction Valuation*                           Amount of Filing Fee
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
                $268,364,817                                      $53,673
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
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   *For purposes of calculating amount of filing fee only. This amount assumes
   (i) the purchase of all outstanding shares of common stock of Balance Bar Company and (ii) shares of common stock of Balance Bar Company subject to options that will be vested and exercisable as of the closing of this offer. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

  Amount Previously Paid: N/A                     Form or Registration No.: N/A
  Filing party: N/A                                      Date Filed: N/A
[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X]third-party tender offer subject to Rule 14d-1.

  [_]issuer tender offer subject to Rule 13e-4.

  [_]going-private transaction subject to Rule 13e-3.

  [_]amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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Item l. Summary Term Sheet.

   The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

   (1) The name of the subject company is Balance Bar Company, a Delaware corporation (the "Company"), and the address of its principal executive offices is 1015 Mark Avenue, Carpinteria, California 93013. Its telephone number is (805) 566-0234.

   (2) This Statement relates to the offer by BB Acquisition, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Kraft Foods, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock of the Company, par value $0.01 per share (the "Shares"), at $19.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(l) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

   (3) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "Price Range of Shares; Dividends" of the Offer to Purchase and is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

   (a), (b), (c) The information set forth in "Certain Information Concerning Parent and Purchaser" and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

   (a)(1)(i)-(viii), (xii) The information set forth under "Introduction", "Background of the Offer; Past Contacts or Negotiations with the Company", "Purpose of the Offer; Plans for the Company", "The Merger Agreement; Other Arrangements", "Certain Information Concerning the Company", "Certain Effects of the Offer" and "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

   (a)(1) (ix) Not applicable

     (x) Not applicable

     (xi) Not applicable

   (a)(2) Not applicable

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

   The information set forth in "Background of the Offer; Past Contacts or Negotiations with the Company", "The Merger Agreement; Other Arrangements", "Certain Information Concerning Parent and Purchaser" and "Purpose of the Offer; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

Item 6. Purpose of the Tender Offer and Plans or Proposals.

     (a), (c)(1), (4-7) The information set forth in "Introduction," "The Merger Agreement; Other Arrangements," "Purpose of the Offer; Plans for the Company," and "Dividends and Distributions" is incorporated herein by reference.

   (c)(2) None

   (3)None

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

Item 7. Source and Amount of Funds or Other Consideration.

   (a) The information set forth in "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

   (b) Not applicable

   (d) Not Applicable

Item 8. Interest in Securities of the Subject Company.

   The information set forth in "Introduction", "Certain Information Concerning the Company", "Certain Information Concerning Parent and Purchaser" and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

   The information set forth in "Introduction" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

   Not applicable

Item 11. Additional Information.

   Not applicable

Item 12. Exhibits.

   (a)(1) Offer to Purchase dated January 28, 2000.

   (a)(2) Letter of Transmittal.

   (a)(3) Notice of Guaranteed Delivery.

   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Joint Press Release issued by Parent and the Company on January 21, 2000, incorporated herein by reference to the Schedule TO filed by the parties on January 24, 2000.

   (a)(8) Summary Advertisement as published in The Wall Street Journal on January 28, 2000.

  (d)(1) Agreement and Plan of Merger, dated as of January 21, 2000, among Parent, Purchaser and the Company.

   (d)(2) Form of Support Agreement.

   (g) Not applicable.

   (h) Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BB Acquisition, Inc.

                                                   /s/ William Eichar
                                          By: _________________________________

                                                      William Eichar
                                          Name: _______________________________

                                                         President
                                          Title: ______________________________

                                          Kraft Foods, Inc.

                                                   /s/ William Eichar
                                          By: _________________________________

                                                      William Eichar
                                          Name: _______________________________

                                                 Vice President, Mergers &
                                                       Acquisitions
                                          Title: ______________________________

Dated: January 28, 2000

                                 EXHIBIT INDEX

 Exhibit No.                     Exhibit Name                       Page Number
 -----------                     ------------                       -----------
   (a)(1)    Offer to Purchase dated January 28, 2000............
   (a)(2)    Letter of Transmittal...............................
   (a)(3)    Notice of Guaranteed Delivery.......................
   (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees........................
   (a)(5)    Letter to Clients for use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other
             Nominees............................................
   (a)(6)    Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9........
   (a)(7)    Joint Press Release issued by Parent and the Company
             on January 21, 2000, incorporated herein by
             reference to the Schedule TO filed by the parties on
             January 24, 2000....................................
   (a)(8)    Summary Advertisement as published in The Wall
             Street Journal on January 28, 2000..................
   (d)(1)    Agreement and Plan of Merger, dated as of January
             21, 2000, among Parent, Purchaser and the Company...
   (d)(2)    Form of Support Agreement...........................
   (g)       Not applicable.
   (h)       Not applicable.

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